Exhibit (a)(5)(D)

Novartis International AG
Novartis Global Communications
CH-4002 Basel
Switzerland

http://www.novartis.com
https://twitter.com/novartisnews

MEDIA RELEASE    •    MEDIA RELEASE    •   MEDIA RELEASE

Novartis completes tender offer for all outstanding shares of The Medicines Company

Basel, January 6, 2020 — Novartis AG (NYSE: NVS) (“Novartis”) today announced the successful completion of the previously announced tender offer by its indirect wholly-owned subsidiary, Medusa Merger Corporation (“Purchaser”), for all of the outstanding shares of common stock, par value USD 0.001 per share, of The Medicines Company (NASDAQ: MDCO) (the “Company”) at a price of USD 85.00 per share, net to the seller in cash, without interest and subject to any tax withholding.

American Stock Transfer & Trust Company, LLC, the depositary for the tender offer, has advised Purchaser that, as of 12:00 midnight, New York City time, at the end of the day on Friday, January 3, 2020 (the “Expiration Time”), the expiration of the tender offer, (i) 60,669,325 shares were validly tendered and not withdrawn in the tender offer, representing approximately 75.0% of the outstanding shares of the Company’s common stock, and (ii) Notices of Guaranteed Delivery had been delivered with respect to 13,655,837 additional shares, representing approximately 16.9% of the outstanding shares of the Company’s common stock.  On January 4, 2020, Purchaser accepted for payment all shares validly tendered and not withdrawn and will promptly pay for such shares.

Novartis will promptly complete its acquisition of the Company through consummation of a merger of Purchaser with and into the Company, with the Company surviving the merger, without a vote of the Company’s stockholders in accordance with Section 251(h) of the Delaware General Corporation Law. Following the merger, the Company will be an indirect wholly-owned subsidiary of Novartis, and each share of the Company’s common stock outstanding immediately prior to the effective time of the merger (other than shares owned by Novartis, Purchaser, the Company, any other subsidiary of Novartis or any subsidiary of the Company, or shares that are held in the Company’s treasury, or shares held by any Company stockholder who has properly demanded and perfected appraisal rights under Delaware law) will be converted into the right to receive USD 85.00 per share, net to the seller in cash, without interest and subject to any tax withholding, the same consideration received by stockholders who tendered their shares in the tender offer. As a result of the merger, as of January 6, 2020, the Company common stock will cease to be traded on the NASDAQ Global Select Market.

Disclaimer

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements can generally be identified by words such as “will,” “promptly,” “complete,” “subject to,” “expanding,” “growing,” “potentially,” “first-in-class,” “pipeline” or similar terms, or by express or implied discussions regarding the proposed acquisition of the Company by Novartis. You should not place undue reliance on these statements. Such forward-looking statements are based on our current beliefs and expectations regarding future events, and are subject to significant known and unknown risks and uncertainties. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those set forth in the forward-looking statements. There can be no guarantee that the proposed acquisition described in this press release will be completed, or that it will be completed as currently proposed, or at any particular time.  Neither can there be any guarantee that Novartis or The Medicines Company’s product, inclisiran, will achieve any particular future financial results, or that Novartis will be able to realize any of potential strategic benefits, synergies or opportunities as a result of the proposed acquisition.  Nor can there be any guarantee that inclisiran will be submitted or approved for sale in any market, or at any particular time.  Neither can there be any guarantee that such product will be successfully commercialized even if regulatory approvals are obtained. Nor can there be any guarantee that Entresto will be commercially successful in the future. In particular, our expectations could be affected by, among other things:  regulatory actions or delays or government regulation generally, including potential regulatory actions or delays relating to the completion of the potential acquisition described in this release, as well as potential regulatory actions or delays with respect to the development of inclisiran; potential failures to meet remaining closing conditions; the potential that the strategic benefits, synergies or opportunities expected from the proposed acquisition may not be realized or may take longer to realize than expected; the successful integration of The Medicines Company into the Novartis Group subsequent to the closing of the transaction and the timing of such integration; potential adverse reactions to the proposed transaction by customers, suppliers or strategic partners; dependence on key personnel of The Medicines Company; dependence on third parties to fulfill manufacturing and supply obligations; the uncertainties inherent in the research and development of new healthcare products, including clinical trial results and additional analysis of existing clinical data; our ability to obtain or maintain proprietary intellectual property protection; safety, quality, data integrity or manufacturing issues; global trends toward health care cost containment, including government, payer and general public pricing and reimbursement pressures and requirements for increased pricing transparency; the particular prescribing preferences of physicians and patients; uncertainties regarding actual or potential legal proceedings, including, among others, potential legal proceedings with respect to the proposed acquisition; and other risks and factors referred to in Novartis’ current Form 20-F on file with United States Securities and Exchange Commission. Novartis is providing the information in this press release as of this date and does not undertake any obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

About Novartis in Cardiovascular-Renal-Metabolism

Bending the curve of life requires addressing some of society’s biggest public health concerns. Novartis has an established and expanding presence in diseases covering the heart, kidney and metabolic system. In addition to essential treatment Entresto® (sacubitril/valsartan), Novartis has a growing pipeline of potentially first-in-class molecules addressing cardiovascular, metabolic and renal diseases.

About Novartis

Novartis is reimagining medicine to improve and extend people’s lives. As a leading global medicines company, we use innovative science and digital technologies to create transformative treatments in areas of great medical need. In our quest to find new medicines, we consistently rank among the world’s top companies investing in research and development. Novartis products reach more than 750 million people globally and we are finding innovative ways to expand access to our latest treatments. About 109,000 people of more than 140 nationalities work at Novartis around the world. Find out more at www.novartis.com.

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Novartis Media Relations

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Anja von Treskow	Meghan O’Donnell
Novartis External Communications	Global Head, Cardio-Renal-Metabolism
+41 61 324 2279 (direct)	Communications and Patient Advocacy
+41 79 392 8697 (mobile)	+41 61 324 9136 (direct)
anja.von_treskow@novartis.com	+41 79 797 9102 (mobile)
meghan.odonnell@novartis.com

Eric Althoff
Novartis US Communications
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eric.althoff@novartis.com

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